EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-97871 of Monsanto Company on Form S-8 of our report dated June 25, 2009, relating to the financial statements and financial statement schedules of Monsanto Savings and Investment Plan (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Plan’s adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, effective January 1, 2008), appearing in this Annual Report on Form 11-K of Monsanto Savings and Investment Plan for the year ended December 31, 2008.
/s/Deloitte & Touche LLP
St. Louis, Missouri
June 25, 2009